Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: March 10, 2021

The Stagwell Group Earnings Call 3/9/2021

Beth:

... you to The Stagwell Group's 2020, fourth quarter and year end results video webcast. Please note, this event is being recorded. Joining me today are Stagwell founder, president, and managing partner and MDC chairman and CEO, Mark Penn, Stagwell partner, Jay Leveton, and Stagwell chief financial officer, Ryan Greene. We will host a live Q and A session following our prepared remarks. If you would like to submit a question to the management team, please do so at any time during the call, by clicking on the questions tab on the top left of your screen. We will also look to answer those questions submitted to us in advance of the call.

Beth:

Before we begin our prepared remarks, I'd like to remind you that the following discussions contain forward looking statements and non-gap financial data. Forward looking statements about the company, including those related to earnings guidance, are subject to uncertainties referenced in the cautionary statements included in our earnings release and slide presentation. For your reference, we've posted our earnings release and slide presentation to our website. We also refer you to this morning's earnings release and slide presentation for definition, explanations and reconciliations of non-gap financial data.

Beth:

And now to start the call, I'd like to turn it over to Mark Penn, founder, president, and managing partner of The Stagwell Group and CEO of MDC Partners to start today's presentation.

Mark Penn:

Thanks, Beth. I am Mark Penn, founder, president and managing partner of The Stagwell Group and chairman and CEO of MDC Partners. We're holding this call so that we can provide all investors with greater insight and information about the Stagwell business, its strong performance and the opportunity we see to drive continued growth in a very dynamic landscape. I have a long history and deep understanding of the marketing services industry. From creating my own firm to working in WPP, to serving as chief strategy officer and head of advertising at Microsoft, I know the ins and the outs of the industry.

Mark Penn:

I started Stagwell five and a half years ago with an idea to create a new type of marketing company. One that was digital first, one that embraced the power of technology, that was built to scale and designed to serve the needs of the modern marketer. With core investors of myself and Steve Balmer, we invested in fast growing digital companies at the sweet spot of growth, with the right kind of leadership teams and client base well positioned for long term growth.

Mark Penn:

Since 2015, we've carefully curated a digital first portfolio making roughly 30 investments and acquisitions, nearly one every two months. At a time when most of our competitors were cutting to grow, Stagwell has been aggressively investing in the latest technologies and interesting firms that provide modern marketing. We took a Noah's Ark approach to acquisitions bringing one or at most two companies in the same sub-verticals of marketing into our portfolio. More importantly, we wanted Stagwell's leaders and our businesses to be collaborative and cooperative, not competitive. We also wanted businesses with founders and practitioners that were strong financial managers who could drive growth and strong margins.

Mark Penn:

Since Stagwell's investment in MDC, in March, 2019, I've also served as chairman and CEO of MDC partners. In June, 2020, Stagwell proposed a combination with MDC that we believe brings the best in creative from MDC and the best in technology and digital from the Stagwell Group. We reached agreement with the MDC Special Committee in late December and are now moving aggressively to close the transaction.

Mark Penn:

Upon close, Stagwell and MDC, together will be one of the top 10 largest global marketing service firms in the world yet still only make up more than 1% of the spend in this space. That presents a large runway for growth as the economy accelerates post-COVID while we continue to capture share in the fast-growing digital marketing space.

Mark Penn:

With that, it's my pleasure to turn it over to Jay Leveton, partner at the Stagwell Group, who has been the principle operating partner for the last two years to talk more in detail about the business and its performance in 2020.

Jay Leveton:

Thanks, Mark. And thank you all for joining us today and taking the time to learn about the Stagwell Group. First, I will spend time on what Stagwell is, why and how it was created and the capabilities present within the portfolio, given we've operated as a private company for the last five years. Afterward, I'll turn it over to Stagwell's chief financial officer, Ryan Green, who will update you on our Q4 2020 and full year 2020 performance, including further detail from what was provided in December when a definitive agreement with MDC was announced.

Jay Leveton:

As a reminder, we'll do a question and answer session at the end of the call. So please submit your questions through the chat feature in the upper left corner of the video conference window.

Jay Leveton:

Since Stagwell's inception in 2015, we have differentiated ourselves as the industry player focused primarily on the acquisition and growth of digital marketing assets. As Mark mentioned, Stagwell has prioritized making investments in companies in key growth areas, including digital media buying, performance and influencer marketing, digital transformation, e-commerce consulting and enablement, digital advocacy and fundraising, market research and analytics, online reputation and privacy management and many others. In reviewing our financials, you will see a consistent trajectory of growth, improved EBITDA and cashflow and investment to bolster the key capabilities modern marketers need today and in the future.

Jay Leveton:

While 2020 was an unprecedented and challenging year because of the pandemic's effect on marketing and the economy as a whole, Stagwell still achieved record-breaking growth on both the top and bottom lines because of our digital and diversified approach. The services we provide are the ones modern marketers need, even during a pandemic. In 2020, the business group gap revenue by 259.5 million to 888 million. An increase of 41.3 year over year. Net revenue grew 12 and a half percent from 562.8 million in 2019 to 633 million in 2020, while EBITDA increased nearly 45% from 98 million in 2019 to 144 million in 2020. This was ahead of the 138 million forecast in December. Our public affairs, communications and advocacy business experienced tremendous growth as companies needed to engage with all of their key constituencies and stakeholders in 2020, whether those were regulators, media, investors, employees, or consumers. And our political focused lines of business reaped the benefit of heightened interest in the US elections and significant growth in campaign fundraising and spending.

Jay Leveton:

Despite our successes, we also did feel the impact of COVID-19 most acutely in two areas. First, our travel marketing vertical, which delivers ad supported content online, in airports, on airplanes and hotels was severely impacted as a result of global stay-at-home orders and quarantine. The impact of travel related businesses coming to a near halt incurred about a negative $24 million swing in EBITDA versus what was anticipated during the 2020 budgeting process.

Jay Leveton:

Second, the sector of our research, businesses which specialize in entertainment, also felt the effects of theatrical movie delays and theater closings as clients moved from higher margin syndicated work to custom related to streaming offerings. This had about a negative $4 million impact on the bottom line. We are beginning to see progress in both industries, travel bookings for flights and hotels stays are increasing. And we expect to see the beginnings of recovery in Q2 and through the remainder of 2021, with a full year recovery of these industries in 2022. Our digital offerings to reach travelers are well-positioned among our competitive set as we prepare for the rebound. The same goes for theatrical movie releases as we already see theaters reopening in different markets across the US and the need for theatrical forecasting tracking should return while expected growth in the streaming space continues.

Jay Leveton:

MDC has already published combined 2021 estimates in December. While it is of course not an election year, we see recovery of some of the pandemic affected industries, as I just mentioned. Additionally, we will benefit from the market shift to more online performance spend and increased emphasis on online consumer experiences, further enhancing growth at our core digital marketing companies.

Jay Leveton:

Now that I've taken you through where we are today, I'd like to provide a bit more color about how we operate the business. Our acquisition and growth strategy has been executed while maintaining a net debt to adjusted EBITDA ratio of less than one times. Furthermore, we have significant client diversification with no clients making up more than 3% of our net revenue and our top 10 clients combined making up roughly 10% of net revenue in 2020. Unlike other marketing companies, we have avoided investments in duplicative assets to foster an atmosphere of collaboration among our companies and leaders. In so doing, we have avoided the alphabet soup of issue of having too many overlapping brands and the myriad of reporting units currently plaguing legacy holding companies. Importantly, we have also generally avoided large earn-out structures that weigh down balance sheets and keep managers parochially focused just on their own business at expense of the larger organization. Today, we have less than 18 million in deferred acquisition-

Jay Leveton:

Today we have less than 18 million in deferred acquisition consideration liabilities. The result of our approach is not just a strong financial position, but also an incredible practitioner CEO culture with a deep bench of talented leaders who are excited about the work they're doing and the potential for what's to come. At our core, Stagwell provides the right home for digitally native marketing companies by offering the critical resources for growth a culture of operating discipline and responsibility paired with the resources to help our operating brands lead the industry. This has been done through strategic bolt-on acquisitions and the development of digital products. Strategically, we continue to look to deploy capital and make investments in growing digital and tech oriented businesses.

Jay Leveton:

During the height of the pandemic, we completed multiple acquisitions and bolt-ons for our brands. Specifically on digital products, we are making investments in approximately 10 products, including some of the following: a subscription-based SaaS brand tracking platform for clients with the Harris pull, cookie list audience data platforms for audience activation and ad retargeting for our research and media buying businesses, permission-based telemetry or observational based research to give marketers a more in-depth view of their customers and prospects, and software that enables the use of personalized text messaging and marketing campaigns a scale. These products are starting to drive revenue in the market or are being used internally by our companies to be more efficient and expand margin.

Jay Leveton:

In short, Stagwell's goal is to have truly technology enabled client engagements. We expect the combination of the best and brightest marketing talent paired with the best in class technology will lead to a cycle of growth for the years ahead. In the deck we provided as part of this call, we shared some of the key growth drivers of our business that have us well-positioned to post continued industry leading growth. I want to take a few moments to highlight some. In the digital media buying space, we manage over $1 billion in media with Google and other online search engines on behalf of clients. This makes us one of the larger spenders in the Google ecosystem. At the same time, we are aggressively making investments in e-commerce platform consulting to help retailers master Amazon and other online marketplaces that are experiencing record sales growth.

Jay Leveton:

Our managed spend on social media platforms like Facebook and Twitter has grown at over 25%. KAGR is now almost surpassing 100 million. We are also one of the leading influencer marketing service providers to global CPG and fashion companies, who are some of the heaviest users of this marketing practice. We have invested robustly in the B2B media space where digital transformation is firmly taking hold. We are seeing strong adoption of search engine marketing and pay per click models in the marketplace, and we send out over a half a billion ad supported news brief emails to members of over 1000 professional associations in the U.S. and Canada. We have almost doubled our investment in onshore and offshore engineering services in the last three years so we have 24/7 support for clients across Asia, Europe, and the Americas. We're also winning new product development, customer journey, content management system deployments, e-commerce enablement assignments in key verticals, including media and entertainment, healthcare, CPG, and financial services.

Jay Leveton:

And we are growing our share of wallet with high growth technology and streaming companies. We are expecting experiencing 105% KAGR growth with Fang and Microsoft clients growing from nine million in 2018 to 37 million in 2020. And with over the top client content providers like Disney, Amazon, Netflix, and Peacock, we've grown from six million to 17 million in the same period. Finally, we've made significant investments in digital fundraising services for nonprofits, advocacy groups, and candidates for state and federal offices, which drove extraordinarily strong growth on the back of last year's elections, raising over $700 million. We believe we are still very early on in the growth trajectory for online fundraising and digital mobilization. Finally, let me take a moment to talk about the proposed combination with MDC Partners.

Jay Leveton:

Stagwell and our corporate and operating leisure teams are enthusiastic about this transaction. Stagwell's management team and brand leads will have significant ownership in the new company and will be highly aligned with other shareholders owning millions of shares of the company. There remains a strong incentive for our managers to drive continued growth on both top and bottom lines. Stagwell and MDC have already worked together, in many instances to mutual benefit, to land significant new accounts. The Johnson & Johnson win with [inaudible 00:14:39] theory is one example from 2020. We are optimistic of future announcements to prove out our better together thesis. And there are new opportunities developing every day as both companies and new business pipelines returned to a more normalized state. The benefits and synergies of the potential deal have been previously outlined as it was done in December, and these results and further financial information we are providing are consistent with the benefits of enhanced growth and scale and market position to win larger, more diversified accounts.

Jay Leveton:

I want to conclude by noting, in 2015, we started Stagwell with just a vision, but no revenue and no EBITDA. We are now on the precipice of becoming one of the top 10 largest marketing services businesses in the world with over two billion in forecasted revenue, and nearly 350 million EBITDA. It's an exciting time, and we look forward to continuing to blaze a trail of growth and value creation for investors. I would be remiss if I didn't take a moment to thank our clients who entrust us with their marketing goals, and I'd also like to thank our valued leadership and staff who have gone above and beyond through what was a challenging year to achieve these terrific results. I'd like to turn it over to Stagwell's CFO, Ryan Greene, who'll walk you through the numbers in greater detail.

Ryan Greene:

Thanks, Jay. Since announcing our definitive agreement to combine with MDC, we've received tremendous amount of interest from investors in the Stagwell Marketing Group businesses and its financial performance. When we issued our announcement in December, we provided expectations on full year 2020 that included gap revenue of $890 million and adjusted EBITDA of 138 million. For the full year 2020, Stagwell reported actual gap revenue of 188 million and adjusted EBITDA of 143.2 million. While revenue was in line with our outlook, adjusted EBITDA exceeded expectations by 5.2 million or 3.8%. Four year gap revenue grew 259.4 million, or 41.3%. This included organic revenue growth of 182.7 million with 29.1%. Inorganic revenue was 76.1 million, and a foreign exchange of benefit of approximately $600,000.

Ryan Greene:

Our gap revenue growth was primarily driven by a number of digital advocacy programs, fundraising activities, and consulting on a number of campaigns during the 2020 U.S. election cycle. This was partially offset by declines in our travel marketing vertical, which was directly impacted by global travel restrictions put in place in response to the COVID-19 pandemic. In our entertainment and technology research vertical, that was also impacted when global movie theaters were closed and productions were forced to pause. These basic drivers reverberate throughout many of our gap revenue, net revenue, and adjusted EBITDA explanations. While much of this is dependent on the virus and the rollout of the vaccine globally, we remain bullish on the travel sector and believe there are opportunities for significant growth post-COVID.

Ryan Greene:

This is supported by the International Air Transport Association who currently estimates full year 2021 airline passenger revenue growth to rebound over 50% worldwide. As the pandemic approaches its end, we expect that most areas impacted by COVID, specifically the travel vertical, to return to healthier revenue and cashflows. Results include a net revenue of $633.2 million. The difference between gap revenue and net revenue is that gap revenue includes third party direct costs incurred on behalf of clients where we act as principal providing services to our customers and that we are reimbursed for. It includes certain portions of digital media, content production, data acquisition costs, among other expenditures incurred while completing our work. Net revenue excludes these costs. Net revenue grew 70.4 million, or 12.5%. This included organic revenue growth of 3.3 million, or 0.6%. inorganic revenue was 66.5 million, and a foreign exchange benefit of approximately $600,000.

Ryan Greene:

Organic net revenue realized significant growth from digital advocacy programs, fundraising activities, and campaign consulting. Most of these, again, were offset by declines in our travel marketing business, which resulted in a net organic growth of $3.3 million. Operating expenses increased 216.3 million, or 36.8%, to 274.2 million. Most of the increase was attributable to our cost to service sold, which increased 195.3 million, or 51.9%, to 571.6 million, cost of service sold accounts for third party direct costs, labor costs, and other variable costs tied directly to client work. As a result, full year operating-

Ryan Greene:

Excuse me. As a result, all year operating income increased 43 million or 105.8% to 83.7 million, with our operating income margin increasing from 6.5% to 9.4%. Additionally net income for the full year increased 50.7 million or 244.7% to 71.5 million, with our net income margin increasing from 3.3 to 8%. Four-year adjusted EBITDA, including the effects of corporate costs at the center, increased 44.3 million or 44.8% to 143.2 million, with adjusted EBITDA margins on gap revenue and net revenue 16.1 and 22.6 respectively. Turning to the fourth quarter, gap revenue grew 126.1 million or 67.5% to 313.1 million. This included organic revenue growth of 111.9 million or 59.9%. Inorganic revenue was 13.8 million in a foreign exchange benefit of approximately $500,000. As with our full-year results, fourth quarter organic revenue growth was primarily driven by digital advocacy programs, fundraising activities and campaign consulting, which were partially offset by declines in our travel marketing and our entertainment and technology research verticals.

Ryan Greene:

We expect our travel marketing vertical to improve both revenue and cashflow with travel restrictions removed, and our entertainment and technology research vertical to fully benefit from traditional content channels reopening as well as continued growth in the OTT space. Net revenue grew 42.2 million or 26.9% to 199.2 million. This included organic revenue growth of 28.6 million or 18.2%. Inorganic revenue was 13.2 million in a foreign exchange benefit of approximately $500,000. As with gap revenue, net revenues organic growth was also driven by our digital advocacy and fundraising activities that were partially offset by declines in our travel marketing vertical. Operating expenses increased 102.3 million or 59.5% to 274.2 million. Most of the raise again was attributable to cost of service sold, which increased 89.1 million or 81.4% to 198.5 million. This include an increase of third party direct cost of 83.9 million or 279.7%. In terms of profitability, Q4 2020 operating income increased 23.8 million or 158.9% to 38.9 million with our operating income margin increasing from 8% to 12.4%.

Ryan Greene:

Additionally, fourth quarter net income increased 29.3 million or 857.5% to 32.7 million with our net income margin increasing from 1.8 to 10.4%. As a result, fourth quarter adjusted EBITDA including the effects of corporate epicenter increased by 30.7 million or 91.7% to 64.2 million with adjusted EBITDA margins on gap revenue and net revenue was 20.5% and 32.2% respectively.

Ryan Greene:

Finally, before I turn things over for Q and A, let me briefly touch on liquidity. Full year net cash provided by operating activities was about 138.1 million, which represents an increase of 73.2 million from prior years cash provided by activities of 64.8 million. These amounts do not include capital expenditures at 12.1 million and 12.5 million in 2022 and 2019 respectively. In March of 2020, we increased the borrowing capacity under our revolving credit facility by 60 million from 265 million to 325 million with 201 million drawn and after adjusting [inaudible 00:24:36] drawn letters of credit, we had 117.9 million unfunded as of December 31st. As of December 31st, our total leverage ratio was 1.3 times with our net debt to adjusted EBITDA ratio reporting 0.77 times. Additionally, in November of 2020, we obtained a formal approval from our bank group to complete BNBC transaction. With that, let's open our call to questions. Operator.

Beth:

Thanks, Ryan. Thank you, Mark, Jay, and Ryan. We'll now move to the Q and A portion of our call. As a reminder, you can submit a question through the chat button on the left-hand side of your screen. We've received a number of questions already. So let me get started. First question, I notice you didn't provide any specific guidance on Stagwell for 2021, should we be relying on the information provided at the time of the merger announcements?

Mark Penn:

I'll answer that one. You should be relying upon MDC's material and investor decks, that show 2021 on a combined basis with synergies. It will be up to them whether they update that based on the full year information that's now come in on both companies.

Beth:

Great. Next question. Can you talk about political even/odd years and what expectations will be for tough comps in 2021? Can 2022 be as strong politically?

Mark Penn:

I think on that, you can expect in 2022, we're looking for a full recovery on travel, full recovery on entertainment, and with a 50-50 more or less [inaudible 00:26:35] house, you can expect the continuing secular trend of growth that we've seen, where midterms have way over performed previous midterms and given the very close nature of it I expect to see a very, very active midterm election. But I think that the key thing about 2022 is that all of these industries will hit. Jay, anything to add to that?

Jay Leveton:

No, I leave it at that.

Beth:

Thank you. Our next question is, which operating agencies do you anticipate will deliver Stagwell/MDC's forecasted growth in 2021 and how will Stagwell/MDC's technology assets factor into that growth on those agencies?

Mark Penn:

Does anyone [inaudible 00:27:27]?

Jay Leveton:

Yeah, as Mark said, we relying on MDC for 2021 guidance, I think just to reiterate what Mark said, I think what we're seeing is and what you see in 2020 was challenges associated with certain verticals, whether it related travel and immediate entertainment. I think we are expecting in 2021, those trends will improve dramatically and we'll be able to deliver in a way that we had hoped prior to the pandemic and experience growth. I think, as you also heard, the pandemic has also driven a significant secular trend and digitalization, and that should play to the strength of our core digital offering, whether it be digital transformation or digital media buying, and all the way through the marketing vertical. The digitization is a trend that's only going to continue. So in that area, I think we feel optimistic that those verticals in Pacific will deliver on the key growth that we're looking for in that area.

Beth:

Thank you. Next question. What is included in digital content and why did EBITDA go so negative there? How much of communications public affairs and advocacy EBITDA is tied to election year activities?

Mark Penn:

Jay or Ryan?

Jay Leveton:

Ryan, do you want to take it?

Ryan Greene:

Yeah, sure. So visual content includes our B2B marketing services, as well as our travel marketing on the primary swing there as Jay outline at the outset was a global restriction on travel, which resulted in a $24 million swing approximately, from our travel marketing group. We also have our B2B services in there. So when you compare the negative of the travel marketing offset by our growth and our B2B, you're seeing a significant decline down. I think that answered your question.

Mark Penn:

Yeah. So I think Ink, their travel marketing firm does 22 airline magazines. And so the magazine effectively were suspended on virtually every publication. Although if you were in United frequent flyer, you would have gotten it by via mail. And I think in terms of the technology companies, the technology companies are beginning to build-

Mark Penn:

... companies, the technology companies are beginning to build revenue. Obviously, ReputationDefender has a great product. Also, ExecutivePrivacy that's showing really significant growth in this age, along with the products that were mentioned by Jay, but those are still... We expect as you go back to the combined investor presentation, 75 million by 2025. So, we're still putting those in as modest builders of revenue during this period. They're just going to marketplace right now. But I expect that once we get a full year in the marketplace, we'll begin to see acceleration in future years of them as a component to revenue.

Beth:

Thank you. Next question, Stagwell announced this combination, are you pursuing the combination because the private equity investors that our Stagwell's Foundation are looking to monetize their investments?

Mark Penn:

Well, let me say that there would be many ways for Stagwell, I think, with these kinds of financials to monetize. We're pursuing this transaction where I think the reason that we think this transaction is the only thing that really builds on what was the idea of when I started, to have a modern marketing company growing to full scale, able to take on enormous clients and provide them with the most modern marketing services. To put together the right combination that I think modern marketers look for in terms of talent and technology, and at the same time, we have win-win financial benefits for the employees, for the investors, for what would then be a combined balance sheet that would bring down the debt ratio, and also, provide $30 million of synergy. But, most importantly, I think around two billion of revenue, it provides the first new scale platform, that together, can really tackle modern marketing and come out ahead in the disruption of this industry, given the way that digital services really jump up and high growth digital services really jump up to about 32% of the scale combined group.

Beth:

Thank you. We have a couple more questions that have come in, but I just want to remind people, you can submit a question via the chat button. So next question, what was the impact of political on revenue organic growth and EBITDA?

Mark Penn:

We don't break out specific numbers beyond what we've reported in the segments. I think, as we've said throughout, you will have seen, and you can go back and look at the historical data that we provided in 2018 and '19, you can see that we have secular growth in a number of areas, as well as secular growth in the political. And both of those combined, make the very powerful marketing machine, both over the history that we've provided. And I think you can go ahead and take a look at that yourself and then look at the MDC presentation for combined information going forward.

Beth:

Thank you. Noticing the variation between gap and net revenue throughout your presentation, what kinds of revenue comprises the difference between them?

Mark Penn:

Ryan?

Ryan Greene:

Yeah. Okay. So, the difference between the gap and that revenue is that gap revenue includes those reimbursable third party costs that we incur on behalf of our clients, where we are in effect acting as a principal in the transaction. Those reimbursable costs include visual media, certain components of production, data acquisition costs, and other expenses that are closely, either client work. Gap revenue includes those costs whereas net revenue does not.

Mark Penn:

And effectively some services generate more pass-throughs. So, for an example, an experiential business, which we don't have an experiential business, but a good example to understand it. It provides all sorts of pass-through expenses for setting up events. So, they tend to have a high variation of gap versus net revenue. So, any activities and online fundraising is also one of them, and along with experiential. Certain activities provide particularly larger amounts of gap and net revenue. It's up to you which you really rely upon. I'm a big fan of net revenue, but both are reported now in a consistent basis across the historicals.

Beth:

Thank you. Well, next question is will Google cookie changes make more of a customer reliance on the ad agencies than previous? Or is it net neutral to you?

Mark Penn:

I think we've been particularly positioned to take advantage of the switch, which is to say that our companies have been preparing for it in terms of the performance marketing space. Most importantly, we've been building a platform, consumer understanding and engagement, [or two 00:35:27], which has really meant to thrive in the cookie-less world because it's based primarily on our own proprietary first party data from the Harris and National Research Group tracking surveys. And so, we believe that we're ready for the cookie-less world and ready to provide kind of great alternatives for audience building and targeting in that world.

Beth:

Thank you very much. I believe that all the questions that we have received, if people have chatted and we didn't get to them, we will follow up with you with that. We'd like to thank all of you for coming today. The earnings release and presentation is on our website at stagwellgroup.com, and we hope you have a good Tuesday. Thank you.

*****

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC filed with the SEC a registration statement on Form S-4 (the “Form S-4”) that includes a proxy statement of MDC/prospectus (together with the Form S-4, the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. Once effective, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.